

Mail Stop 3720

April 18, 2016

Christopher Spencer
President and CEO
Liberated Syndication Inc.
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

> **Re: Liberated Syndication Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 8, 2016**
> **File No. 333-209599**

Dear Mr. Spencer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2016 letter.

Litigation, page 19

1. We note your response and reiterate our previous comment 12. Item 103 of Regulation S-K requires the description of any "material pending legal proceedings" that the registrant, or, for example, its "property is the subject" of. All of Libsyn's prospective assets, property, businesses, etc. are currently owned by FAB Universal. It appears that proceedings against FAB Universal and its property may materially impact the rights and value of prospective Libsyn shareholders' interest in the company to be spun-off.

Executive Compensation, page 20

2.   We note your response to comment 13. Please provide the narrative disclosure
         accompanying the summary compensation table as required by Item 402(0) of Regulation
         S-K.

Pro Forma Financial Information, page 23

3.   Please disclose your basis for deriving the Consolidated Balance Sheet and Statement of
         Operations of FAB Universal Corp and Subsidiaries as of December 31, 2015. In light of
         FAB's circumstances as described in Q&A # 3 on page ii, you should describe the source
         for this information, how it was derived, and whether it is audited.

Unaudited Proforma Condensed Combined Statement of Operations, page 25

4.   Please disclose the nature of operating expenses eliminated in the pro forma adjustments
         column (a). In this regard, we note your response to comment 11 that the senior
         management team of the formerly combined entity will remain with the legal spinnee.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

5.   We note your revised disclosure in response to prior comment 20. Additionally, please
         discuss any year-over-year increase/ decrease in advertising revenue, including the
         underlying drivers. In this regard, we note that advertising revenue made up 14% of your
         2015 revenues.

Changes in and Disagreements on Accounting and Financial Disclosure, page 31

6.   We note your response to prior comment 24. KCCW Accountancy Corp had been the
         auditor of FAB and its subsidiaries, including Libsyn and the Webmayhem business,
         prior to FAB's transfer of Webmayhem to you in 2015. Since KCCW Accountancy has
         been succeeded by Gregory & Associates LLC to audit your financial statements during
         the two years ended December 31, 2015, it appears that you are required to disclose such
         matters related to changes in and disagreements with accountants on accounting and
         financial disclosure specified in Item 304 of Regulation S-K. Please advise or revise.

Consolidated Statements of Operations, page F-4.

7.   In your response to comment 26, you referred to a transfer of additional newly-issued
         shares of Libsyn, *plus* the 1,000 currently held. However, in your response to comment
         27, you indicated that a stock split is contemplated as part of the (reverse) spin-off. On
         page 27, in a note to pro forma adjustments, you referred to a dividend and issuance of

20,805,860 shares *inclusive* of the 1,000 common shares held by FAB. In light of these discrepancies, please clarify if FAB will issue new shares in Libsyn but retain a noncontrolling interest in Libsyn, or whether FAB contemplates a pre-distribution stock split premised on a ratio of 1 share of Common Stock for every share of FAB common stock, resulting in a 100% distribution of your total shares outstanding. If applicable, please disclose the classes of common stock outstanding after the distribution, including the number of post-distribution shares retained by FAB.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications